Exhibit 99.1

2013
REPORT TO
SHAREHOLDERS
November 26, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		2
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		2
3.0	OUR BUSINESS		4
	3.1	Overview
	3.2	Our operating segments
	3.3	Our operations
	3.4	Competitive environment
4.0	STRATEGY AND OBJECTIVES		7
5.0	OPERATING RESULTS		10
	5.1	Non-GAAP financial measures
	5.2	Business acquisitions
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Segmented operating review
	5.6	Summary of quarterly results
	5.7	Fourth quarter results
6.0	FINANCIAL CONDITION		21
7.0	CASH FLOWS		23
8.0	LIQUIDITY AND CAPITAL RESOURCES		25
9.0	LEGAL PROCEEDINGS		27
10.0	OUTLOOK		27
11.0	FINANCIAL RISK MANAGEMENT		27
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		32
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		34
14.0	RELATED PARTY TRANSACTIONS		36
15.0	DISCLOSURE CONTROLS AND PROCEDURES		36
16.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		36
17.0	RISKS AND UNCERTAINTIES		37
18.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		46
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			48
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			49
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			55

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0 PREFACE

1.1 Definitions

In this annual Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to November 26, 2013, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

1.3 Accounting framework

All financial information contained in this annual MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A.

1.4 Additional information

Additional information about Gildan, including our 2013 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This annual MD&A comments on our operations, financial performance and financial condition as at and for the years ended September 29, 2013 and September 30, 2012. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, please refer to Gildan’s audited annual consolidated financial statements for the year ended September 29, 2013 and the related notes when reading this MD&A.

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. In particular, information appearing under the headings “Strategy and objectives” and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
 our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
 disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
 our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
 negative publicity as a result of actual, alleged or perceived violations of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0	OUR BUSINESS

3.1 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear and socks. We market our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. We distribute our products in the North American and international printwear markets and to U.S. retailers. Gildan® is the leading activewear brand in the printwear market in the U.S. and Canada, and is increasing its penetration in international printwear markets, such as Europe, Mexico and the Asia-Pacific region. In the U.S. retail market, we are one of the largest suppliers of branded athletic, casual and dress socks to a broad spectrum of retailers. We are also developing Gildan® as a consumer brand for activewear and underwear. The Company also manufactures select programs for leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 34,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.2 Our operating segments

The Company manages and reports its business under the following two operating segments, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region. The products sold through our Printwear segment consist mainly of undecorated or “blank” T-shirts, fleece and sport shirts marketed primarily under our Gildan® brand. In fiscal 2012, we added the Anvil® brand and brand extensions, following the acquisition of Anvil Holdings, Inc. (Anvil). In addition, in fiscal 2013, we entered into a license arrangement with New Balance Athletic Shoe, Inc., to sell New Balance® branded performance activewear products in the printwear distributor channel in the U.S. and Canada. Wholesale distributors sell our products to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters and embroiderers then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers. A significant portion of our Branded Apparel segment sales consist of a variety of styles of socks, sold primarily under various company-owned and licensed brands, as well as select national retailers’ brands. We are also pursuing a strategy to grow our sales of underwear and activewear products in the U.S. retail market. We are increasingly developing the Gildan® brand within multiple retail channels. We have placement of Gildan® branded programs within the mass-retail channel, we recently launched our premium Gildan Platinum™ brand in department stores and a major national chain, and Smart Basics™ in “dollar” stores. In addition to the Gildan® brand, our portfolio of consumer brands includes:
•	the core Gold Toe® brand, which has high consumer brand recognition and strong consumer loyalty in national chains, department stores, and price clubs;
•	the G® brand line of socks, underwear and activewear which is targeted at a younger consumer demographic;
•	the SilverToe® brand sold to a national chain;
•	the GT a Gold Toe Brand®, which we believe has further potential for development in the mass-market;
•	the PowerSox® athletic performance brand which is distributed mainly through sports specialty retailers and national chains;
•	the Auro® brand for the mass-market;
•	the All Pro® brand, an athletic sock brand for the mass-market; and
•	an exclusive license for socks for the Under Armour® brand in the U.S.

Furthermore, we also manufacture, decorate and distribute products for leading global consumer brands, including major sportswear and family entertainment brands.

3.3 Our operations

3.3.1 Textile and sock manufacturing
We have developed a significant manufacturing infrastructure in two main hubs in Central America and the Caribbean Basin, where we have built modern textile and sock manufacturing facilities and have established sewing operations. In addition, we own a small vertically-integrated manufacturing facility for the production of activewear in Bangladesh which mainly serves our international markets. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement Gildan’s large scale, vertically-integrated manufacturing.

Central America
Our largest manufacturing hub is based in Honduras and includes three large-scale vertically-integrated textile facilities for the production of activewear and underwear, Rio Nance 1, Rio Nance 2 and our newest and largest facility, Rio Nance 5. Textiles produced in Honduras are assembled at our sewing facilities in Honduras and Nicaragua. At the Rio Nance complex, we also have constructed and operate two sock manufacturing facilities, Rio Nance 3 and Rio Nance 4. During fiscal 2012, while ramping up production capacity in Rio Nance 5, we suspended production at the Rio Nance 1 facility in order to modernize and refurbish the facility, which is expected to result in the improvement of the facility’s cost efficiency. Production at Rio Nance 1 restarted in the fourth quarter of fiscal 2013. As part of the acquisition of Anvil in fiscal 2012, we integrated a smaller textile facility in Honduras in close proximity to our main complex in Rio Nance. The Company is currently upgrading and expanding the former Anvil textile facility in Honduras to support its growth in more specialized performance and fashion products. We are currently evaluating two potential locations in Central America for a planned new textile facility. The Company is continuing to expand its production capacity because it believes that it is well positioned to build on its competitive strengths in order to achieve continuing sales and earnings growth in Printwear in both the U.S. and international markets, and to continue to achieve new branded programs in Branded Apparel. The investment in the new facility is expected to begin early in the second half of fiscal 2014 and it is projected to be built and ramped up in fiscal 2015 and 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Caribbean Basin
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our two sewing facilities in the Dominican Republic. Operations at our second sewing facility in the Dominican Republic began in fiscal 2013 and we are currently investing in the development of a third sewing facility in the region.

3.3.2 Screenprinting/Decorating
During fiscal 2013, we acquired screenprinting and apparel decorating capabilities from New Buffalo Shirt Factory Inc. (New Buffalo) and its operating affiliate in Honduras to support and further complement our business as a supply chain partner to leading global athletic and lifestyle consumer brands. We now operate two screenprinting and decorating facilities located in Clarence, NY and in Quimistan, Santa Barbara, Honduras.

3.3.3 Yarn-spinning
We satisfy our yarn requirements primarily by sourcing in the U.S. from third-party yarn suppliers with which we have supply agreements, as well as from our own yarn-spinning facilities in the U.S. Following our acquisition of the remaining 50% interest in CanAm Yarns, LLC (CanAm), as discussed in section 5.2.2 of this MD&A, we now own two open-end yarn-spinning facilities, located in Clarkton, NC and Cedartown, GA. We are currently investing in the refurbishment and modernization of these yarn-spinning facilities, which is expected to be completed during fiscal 2014. During fiscal 2013, we began to execute on a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We are developing a new yarn-spinning facility in Salisbury, NC for the production of ring-spun yarn, which is expected to begin production in the second quarter of fiscal 2014. On September 23, 2013, the Company also announced investments for fiscal 2014 and 2015, in excess of $200 million, for the construction of two additional yarn-spinning facilities. One of the facilities will be located in Salisbury, NC, adjacent to the facility which is currently being developed, and the second facility will be located in Mocksville, NC.

3.3.4 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina and South Carolina. We also operate 46 retail stores located in outlet malls throughout the United States.

3.3.5 Employees and corporate office
We currently employ over 34,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is making a significant investment in advertising in support of further enhancement of its Gildan® and Gold Toe® brands. Our commitment to leading environmental and social responsibility practices is also an important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), Hanesbrands Inc. (Hanesbrands), smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, as well as Central American and Mexican manufacturers. We also compete with private label brands sold by some of our distributors. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire’s subsidiaries, Fruit of the Loom and Russell, Renfro Corporation and Jockey International, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly in the U.S. wholesale distributor channel, through the expansion of our production capacity and the introduction of new products, we continue to pursue additional growth opportunities to increase our penetration in the North American printwear markets. We also intend to continue to expand our presence in targeted international printwear markets outside of the U.S. and Canada, which currently represent less than 10% of the Company’s total consolidated net sales, by penetrating new markets and new distribution channels and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands sold in the printwear channel, which in addition to our leading Gildan® brand include the Anvil® brand and the licensed New Balance® brand, each with a different brand positioning in the channel. In addition, we are pursuing further sales growth through the introduction of new products such as softer T-shirts and sport shirts, new styles tailored for women, a product-line with tear-away labels, performance products, enhanced sport shirts offerings and work wear assortments. New product introductions could also allow us to service certain niches of the printwear channel in which we previously did not participate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Fiscal 2013 progress
•
 We launched a basic performance activewear product-line under the Gildan Performance™ brand. Our Gildan Performance™ line features moisture management attributes and anti-microbial properties which we incorporated through innovations into our textile production process to ensure long-lasting performance.

•	We introduced a New Balance® sports performance line for activewear products in the printwear distributor channel in the U.S. and Canada.
•
 We enhanced the Anvil product-line and have repositioned the brand to focus on contemporary ring-spun niche products, to further complement the Gildan product offering in the printwear market. The new Anvil line is expected to be launched in January 2014 and will feature fashion fitted styles with ring spun softness.

•	We continued our penetration in international printwear markets and grew our sales by 14%.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We intend to continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to U.S. retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise and our ongoing marketing investment to support the further development of company-owned and licensed brands to create additional sales growth opportunities in socks, activewear and underwear. The Company is investing in the further development of the Gildan® and Gold Toe® portfolio of consumer brands and is making a significant investment in advertising in support of these brands.

Although we are primarily focused on further developing our Gildan® and Gold Toe® brands, we are also focused on building our relationships as a supply chain partner to global athletic and lifestyle brands that are increasingly looking to source large-scale replenishment programs from manufacturers that meet rigorous quality and social compliance criteria and have an efficient supply chain strategically located in the Western Hemisphere. Our objective is to build on the strong established relationships we currently have with select major sportswear and family entertainment companies and grow our current sales in activewear with this customer base. In addition, we believe there is an opportunity to leverage these relationships to expand into other product categories, such as socks, performance products and underwear.

Fiscal 2013 progress
•
 We secured new branded programs for fiscal 2013 with national retail customers and regional retail chains, some of which replaced retailer private label programs we were previously supplying. We believe these new program placements in underwear, socks and activewear are providing significant exposure and visibility for the Gildan® brand.

–	During the third quarter of fiscal 2013, the Company began shipment of its first major Gildan® branded underwear program to a U.S. national mass-market retailer.
–
 We gained further traction with the Company’s new G® brand for underwear and activewear, which is being targeted at a younger consumer demographic, by securing additional distribution in national chains and department stores.

•
 In order to maximize the opportunity provided by the new branded programs, Gildan increased its advertising expenditures in support of its Gildan® and Gold Toe® brands during fiscal 2013 by over $15 million compared with fiscal 2012, including a commercial which aired during Super Bowl® XLVII on February 3, 2013.

•
 We increased our industry-leading market share position in department stores and national chains for Gold Toe® socks, demonstrating the benefit of the Company’s increased investments in marketing and advertising to further enhance the equity of the brand.

•
 On June 21, 2013, we acquired substantially all of the assets of New Buffalo, a leader in screenprinting and apparel decoration for global lifestyle and athletic brands, in order to be able to provide a more streamlined sourcing solution for these brands.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	We increased our sales with global consumer brands during fiscal 2013 and we secured further important new programs for fiscal 2014.
•
 The Company has also continued to achieve placement of new Gildan® and Gold Toe® branded programs for fiscal 2014, including the introduction of its premium Gildan Platinum™ brand at department stores and a major national retail chain.

•	In the first quarter of fiscal 2014, we obtained the worldwide license for the Mossy Oak® brand for activewear, underwear and socks.

4.3	Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

Fiscal 2013 progress
•
 The Company began to implement a significant initiative in yarn-spinning capabilities. Investments during fiscal 2013 included the acquisition of the remaining 50% interest of our yarn-spinning joint venture, the refurbishment and modernization of the two open-end yarn spinning facilities previously operated by the joint venture, and the development of a new ring-spun yarn manufacturing facility in Salisbury, N.C. Ring-spun products will be utilized to enhance the Company’s product offering in the Branded Apparel and Printwear segments. In addition, on September 23, 2013, the Company announced further investments for fiscal 2014 and 2015 for the construction of two additional yarn-spinning facilities. We are currently targeting to achieve important cost savings from our yarn spinning investments, starting in fiscal 2015. See section 3.3.3 in this MD&A for more information about our yarn-spinning operations.

•	We completed the production ramp up in our newest facility Rio Nance 5, which is now operating at a more cost-efficient level as compared with our existing textile facilities.
•
 We invested in the modernization and refurbishment of our Rio Nance 1 facility in order to improve its cost efficiency and resumed production at Rio Nance 1 during the fourth quarter of the fiscal year. The addition of Rio Nance 5 and the resumption of production at Rio Nance 1, combined with our planned new textile facility, are expected to support our capacity requirements for our planned growth over the next few years. We are also upgrading equipment at the former Anvil facility in Honduras to support our growth in more specialized performance and fashion products.

•
 We expanded our biomass facilities to generate cost reductions and further reduce our reliance on high-cost fossil fuels and our impact on the environment. Our investment in biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes reflect the Company’s commitment to environmental sustainability.

•	We began construction of a new distribution centre in the Rio Nance complex in Honduras, which is expected to enhance the efficiency and cost effectiveness of our supply chain.

4.4	Reinvest cash flow

We will continue to evaluate opportunities to reinvest our cash flows generated from operations. We believe we will generate free cash flow after financing our working capital and capital expenditure requirements to support our organic growth. In order to re-invest our free cash flow, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. We may also consider share repurchases. In addition, the Company allocates cash towards the payment of a dividend.

Fiscal 2013 progress
•	We generated free cash flow of $263.1 million after investing $167.0 million in capital expenditures.
•	We repaid in full amounts drawn on our revolving long-term bank credit facility, which had been used to fund the acquisitions of Gold Toe and Anvil.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•
 On June 21, 2013, we acquired substantially all of the assets of New Buffalo, a leader in screenprinting and apparel decoration for global lifestyle and athletic brands. See section 5.2.1 in this MD&A for more information.

•	On November 20, 2013, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of this annual MD&A.

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 18.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisitions

We completed two business acquisitions in fiscal 2013, and one in fiscal 2012, which are described below. The Company accounted for these acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of each acquisition have been consolidated with those of the Company from the respective dates of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2013 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the dates of acquisitions.

5.2.1 New Buffalo
On June 21, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of New Buffalo and its operating affiliate in Honduras, for cash consideration of $5.8 million, and a balance due of $0.5 million. The transaction also resulted in the effective settlement of $4.0 million of trade accounts receivable from New Buffalo prior to the acquisition. New Buffalo is a leader in screenprinting and apparel decoration, which provides high-quality screenprinting and decoration of apparel for global athletic and lifestyle brands. The rationale for the acquisition of New Buffalo is to complement the further development of the Company’s relationships with the major consumer brands which it supplies, and this customer base is expected to fully utilize the capacity of the New Buffalo facilities. The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. The acquisition of New Buffalo, while strategically significant, is in itself not material to the Company’s results for fiscal 2013.

The audited annual consolidated financial statements for the year ended September 29, 2013 include the results of New Buffalo from June 21, 2013 to September 29, 2013. The results of New Buffalo are included in the Branded Apparel segment.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 10

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2.2 CanAm
On October 29, 2012, the Company acquired the remaining 50% interest of CanAm, its jointly-controlled entity, for cash consideration of $11.1 million. The entity was subsequently renamed Gildan Yarns, LLC (Gildan Yarns). The Company financed the acquisition through the utilization of its revolving long-term bank credit facility. Gildan Yarns operates yarn-spinning facilities in the U.S. in Cedartown, GA and Clarkton, NC, and all of the output from these facilities is utilized by the Company in its manufacturing operations.

The Company previously accounted for its 50% interest in CanAm using the equity method. The acquisition of the remaining 50% interest was accounted for as a business combination achieved in stages using the acquisition method in accordance with IFRS 3, Business Combinations. The audited annual consolidated financial statements for the year ended September 29, 2013 include 100% of the accounts of Gildan Yarns from October 29, 2012 to September 29, 2013. In fiscal 2013, the output of Gildan Yarns was consumed primarily by the Printwear segment.

Prior to the acquisition, the Company had a yarn supply agreement with CanAm which was effectively settled at the date of acquisition and resulted in a loss of $0.4 million. In addition, at the date of acquisition, the previously held interest in CanAm was remeasured to its fair value resulting in a loss of $1.1 million. The remeasurement of the previously held interest in CanAm, and the settlement of the pre-existing relationship are presented as a loss on business acquisition achieved in stages of $1.5 million which is included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. The acquisition of the remaining interest in CanAm had no impact on net sales, and no significant impact on net earnings for the year ended September 29, 2013.

5.2.3 Anvil
On May 9, 2012, the Company acquired 100% of the common shares of Anvil, a supplier of high-quality basic T-shirts and sport shirts, for cash consideration of $87.4 million, net of cash acquired. The acquisition of Anvil further enhances the Company’s leadership position in the U.S. printwear market, and also positions the Company with potential growth opportunities as a supply chain partner to leading consumer brands with rigorous criteria for product quality and social responsibility. The Company financed the acquisition by the utilization of its revolving long-term bank credit facility.

The audited annual consolidated financial statements include the results of Anvil from May 9, 2012 onwards. The Printwear segment includes the results of operations of Anvil’s printwear business, while the Branded Apparel segment includes Anvil’s operations related to the manufacture and distribution of products for leading consumer brands, including major sportswear and family entertainment brands.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation	Variation
	2013	2012	2011	2013-2012	2012-2011

Net sales	2,184.3	1,948.3	1,725.7	236.0	222.6
Gross profit	634.0	396.1	437.6	237.9	(41.5)
Selling, general and administrative expenses	282.6	226.0	198.9	56.6	27.1
Operating income	342.7	155.1	220.6	187.6	(65.5)
EBITDA(1)	446.8	264.8	312.9	182.0	(48.1)
Net earnings	320.2	148.5	234.2	171.7	(85.7)
Adjusted net earnings(1)	330.3	157.3	246.9	173.0	(89.6)

Basic EPS	2.64	1.22	1.93	1.42	(0.71)
Diluted EPS	2.61	1.22	1.91	1.39	(0.69)
Adjusted diluted EPS(1)	2.69	1.29	2.02	1.40	(0.73)

Gross margin	29.0%	20.3%	25.4%	8.7 pp	(5.1) pp
Selling, general and administrative expenses
as a percentage of sales	12.9%	11.6%	11.5%	1.3 pp	0.1 pp
Operating margin	15.7%	8.0%	12.8%	7.7 pp	(4.8) pp
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.4 Consolidated operating review

Results in the prior year, particularly in the first half and part of the third quarter of fiscal 2012, were significantly impacted by the negative effect of the consumption of inventory manufactured with cotton purchased at historically high cotton price levels as a result of the rise of cotton prices which occurred in fiscal 2011. In addition, for various reasons, the Company reduced selling prices at the beginning of fiscal 2012, while still being required to consume this high-cost inventory. Consequently, the Company’s profitability in fiscal 2012 was negatively impacted relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Results in fiscal 2013 returned to record levels of profitability due to a combination of sales growth, manufacturing and supply chain efficiencies, and the closer alignment of industry selling prices and the cost of cotton in inventories consumed during fiscal 2013.

5.4.1 Net sales
				Variation	Variation
(in $ millions)	2013	2012	2011	2013-2012	2012-2011

Segmented net sales
Printwear	1,468.7	1,334.3	1,327.7	134.4	6.6
Branded Apparel	715.6	614.0	398.0	101.6	216.0
Total net sales	2,184.3	1,948.3	1,725.7	236.0	222.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
Consolidated net sales for fiscal 2013 were in line with the Company's guidance provided on August 1, 2013 of net sales slightly in excess of $2,150 million.

The increase in consolidated net sales in fiscal 2013 compared to fiscal 2012 was due to the acquisition of Anvil, organic growth in Printwear unit sales volumes, including a 14% unit sales volume increase in international printwear markets, despite capacity constraints which limited the Company’s ability to fully capitalize on seasonal peak demand, as well as increased Branded Apparel segment sales driven by higher sales of Gildan® branded activewear and underwear to retail customers. These positive factors

GILDAN 2013 REPORT TO SHAREHOLDERS P. 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

were partially offset by lower net selling prices for Printwear, and slightly lower sock sales primarily in the first half of the fiscal year.

Fiscal 2012 compared to fiscal 2011
The increase in consolidated net sales in fiscal 2012 compared to fiscal 2011 was due to the impact of the acquisitions of Gold Toe and Anvil, higher Printwear unit sales in the U.S., a 16% sales increase in international printwear markets due to higher unit sales volume growth, as well as higher selling prices and more favourable product-mix for Branded Apparel. These positive factors were partially offset by lower net selling prices for Printwear, including the impact of the decrease in the value of local currencies compared to the U.S. dollar, the impact of significant inventory destocking in the first quarter of fiscal 2012 in the U.S. distributor channel, which was not fully replenished during the year, and lower organic unit volumes in Branded Apparel due to weak retail market conditions and the transition out of private label programs.

5.4.2 Gross profit
				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

Gross profit	634.0	396.1	437.6	237.9	(41.5)
Gross margin	29.0%	20.3%	25.4%	8.7 pp	(5.1) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Consolidated gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

Fiscal 2013 compared to fiscal 2012
The improvement in gross margin was mainly due to significantly lower cotton costs and increased supply chain and manufacturing efficiencies due primarily to the completion of the ramp-up of Rio Nance 5 and cost reduction projects, including the biomass project at Rio Nance, as well as more favourable product-mix for Branded Apparel, which more than offset lower net selling prices for Printwear.

Fiscal 2012 compared to fiscal 2011
The decline in gross margin for fiscal 2012 compared to fiscal 2011 was mainly due to higher cotton costs, lower average net selling prices for Printwear, including a special distributor inventory devaluation discount incurred in the first quarter of fiscal 2012, and manufacturing inefficiencies, including the impact of transitional inefficiencies related to the ramp-down of our Rio Nance 1 facility and the initial ramp-up of Rio Nance 5, as well as manufacturing shutdown costs during the year, which more than offset the positive impact of the Gold Toe acquisition, favourable efficiencies in sock manufacturing and higher selling prices and more favourable product-mix in the Branded Apparel segment.

Gross margins in the second half of fiscal 2012 improved significantly compared to gross margins in the first half of the fiscal year as the Company consumed inventory with increasingly lower cost cotton compared to the first half of fiscal 2012.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 13

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.3 Selling, general and administrative expenses
				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

SG&A expenses	282.6	226.0	198.9	56.6	27.1
SG&A expenses as a percentage of sales	12.9%	11.6%	11.5%	1.3 pp	0.1 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, co-op advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

Fiscal 2013 compared to fiscal 2012
The increase in SG&A expenses in fiscal 2013 compared to fiscal 2012 was due to increased marketing and advertising expenses, higher variable performance-driven compensation expenses, the impact of the acquisition of Anvil and higher volume-driven distribution costs.

Fiscal 2012 compared to fiscal 2011
The increase in SG&A expenses in fiscal 2012 compared to fiscal 2011 was due to the impact of the acquisitions of Gold Toe and Anvil, higher amortization of intangible assets related to the acquisition of Gold Toe and increased marketing expenses, partially offset by lower variable performance-driven compensation expenses, distribution efficiencies in the Branded Apparel segment and the non-recurrence of a prior year loss relating to the early termination of the Company’s previous corporate aircraft lease.

5.4.4 Restructuring and acquisition-related costs
				Variation	Variation
(in $ millions)	2013	2012	2011	2013-2012	2012-2011

Facility closures and relocations	5.9	6.0	7.0	(0.1)	(1.0)
Business acquisitions and changes in
management structure	2.9	9.0	11.2	(6.1)	(2.2)
Restructuring and acquisition-related costs	8.8	15.0	18.2	(6.2)	(3.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

Costs related to facility closures and relocations for all years presented consisted primarily of asset write-downs and employee termination and benefit costs incurred in connection with facilities closed in prior years. In fiscal 2013, most of the $5.9 million in facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013.

Costs related to business acquisitions and changes in management structure of $2.9 million in fiscal 2013 included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm. In fiscal 2012, costs related to business acquisitions and changes in management structure of $9.0 million related primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil. In fiscal 2011, costs related to business acquisitions and changes in management structure of $11.2 million related primarily to costs incurred pursuant to the acquisition of Gold Toe.

Please refer to note 18 to the 2013 annual audited consolidated financial statements for additional information related to restructuring and acquisition-related costs.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 14

MANAGEMENT’S DISCUSSION AND ANALYSIS

For closed facilities which are included in assets held for sale, the Company expects to incur additional carrying costs which will be accounted for as restructuring charges as incurred until all assets related to the closures are disposed. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

5.4.5 Operating income
				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

Operating income	342.7	155.1	220.6	187.6	(65.5)
Operating margin	15.7%	8.0%	12.8%	7.7 pp	(4.8) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
The increase in operating income in fiscal 2013 compared to fiscal 2012 reflected a significant improvement from both operating segments due primarily to increased sales, lower cotton costs, increased manufacturing efficiencies and lower restructuring and acquisition-related expenses, partially offset by higher SG&A expenses.

Fiscal 2012 compared to fiscal 2011
The decline in operating income in fiscal 2012 compared to fiscal 2011 was primarily due to the operating income decline in Printwear, partially offset by improved operating income performance in the Branded Apparel segment and lower corporate and other expenses related mainly to lower variable compensation expenses.

5.4.6 Financial expenses, net
				Variation	Variation
(in $ millions)	2013	2012	2011	2013-2012	2012-2011

Interest expense on financial liabilities
recorded at amortized cost	3.9	7.3	3.2	(3.4)	4.1
Recognition of deferred hedging loss on
interest rate swaps	4.7	-	-	4.7	-
Bank and other financial charges	3.7	3.7	2.2	-	1.5
Interest accretion on discounted provision	0.3	0.3	0.3	-	-
Foreign exchange loss (gain)	0.2	0.3	(1.1)	(0.1)	1.4
Derivative (gain) loss on financial instruments
not designated for hedge accounting	(0.8)	-	1.5	(0.8)	(1.5)
Financial expenses, net	12.0	11.6	6.1	0.4	5.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
The increase in net financial expenses in fiscal 2013 was mainly due to the recognition of a deferred hedging loss on interest rate swap contracts, as described under the heading entitled “Derivative financial instruments” in section 11.2.2 of this MD&A, offset by lower interest expense as a result of the reduction of amounts drawn on our revolving long-term bank credit facility.

Fiscal 2012 compared to fiscal 2011
The increase in net financial expenses in fiscal 2012 was primarily due to higher interest expense resulting from increased borrowings from the Company’s revolving long-term bank credit facility, which was used to finance the acquisition of Anvil.

5.4.7 Income taxes
The Company’s average effective tax rate, excluding the impact of restructuring and acquisition-related costs is calculated as follows:

GILDAN 2013 REPORT TO SHAREHOLDERS P. 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

				Variation	Variation
(in $ millions, or otherwise indicated)	2013	2012	2011	2013-2012	2012-2011

Earnings before income taxes	330.7	144.1	214.9	186.6	(70.8)
Income tax expense (recovery)	10.5	(4.3)	(19.2)	14.8	14.9
Average effective income tax rate	3.2%	(3.0%)	(8.9%)	6.2 pp	5.9 pp

Earnings before income taxes and restructuring
and acquisition-related costs	339.5	159.1	233.1	180.4	(74.0)
Income tax expense (recovery) excluding tax recoveries
on restructuring and acquisition-related costs(1)	13.9	1.9	(13.7)	12.0	15.6
Average effective income tax rate, excluding the impact
of restructuring and acquisition-related costs	4.1%	1.2%	(5.9%)	2.9 pp	7.1 pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 below.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2013 compared to fiscal 2012
The income tax expense of $10.5 million for fiscal 2013 included an income tax recovery of $3.4 million related to restructuring and acquisition-related costs, of which $1.1 million related to the reversal of a deferred tax liability in the first quarter associated with the Company’s previously held interest in CanAm, as a result of the acquisition of the remaining 50% interest in CanAm. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 4.1% in fiscal 2013, compared to 1.2% in fiscal 2012. The increase was due primarily to the improved profitability of our Branded Apparel segment.

Fiscal 2012 compared to fiscal 2011
The lower income tax recovery in fiscal 2012 compared to fiscal 2011 was due to the improved profitability of our Branded Apparel segment.

The Company’s growth plans for the Branded Apparel segment are expected to result in an increased proportion of the Company’s profits earned in higher tax rate jurisdictions, and consequently, would result in an increase to the Company’s overall effective income tax rate in future years.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures
				Variation	Variation
(in $ millions, except per share amounts)	2013	2012	2011	2013-2012	2012-2011

Net earnings	320.2	148.5	234.2	171.7	(85.7)
Adjustments for:
Restructuring and acquisition-related costs	8.8	15.0	18.2	(6.2)	(3.2)
Recognition of deferred hedging loss on
interest rate swaps	4.7	-	-	4.7	-
Income tax recovery on restructuring and
acquisition-related costs	(3.4)	(6.2)	(5.5)	2.8	(0.7)
Adjusted net earnings(1)	330.3	157.3	246.9	173.0	(89.6)
Basic EPS	2.64	1.22	1.93	1.42	(0.71)
Diluted EPS	2.61	1.22	1.91	1.39	(0.69)
Adjusted diluted EPS(1)	2.69	1.29	2.02	1.40	(0.73)
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fiscal 2013 compared to fiscal 2012
The increase in net earnings in fiscal 2013 compared to fiscal 2012 was primarily due to the significant improvement in operating income from both the Printwear and Branded Apparel segments, partially offset by higher income taxes.

Adjusted diluted EPS for fiscal 2013 were in line with the Company’s earnings guidance of $2.67-$2.70 per share provided on August 1, 2013.

Fiscal 2012 compared to fiscal 2011
The decline in net earnings in fiscal 2012 compared to fiscal 2011 was due to lower operating income from both the Printwear and Branded Apparel segments, higher income taxes and higher net financial expenses.

5.5 Segmented operating review

(in $ millions)	2013	2012	Variation

Segmented net sales:
Printwear	1,468.7	1,334.3	134.4
Branded Apparel	715.6	614.0	101.6
Total net sales	2,184.3	1,948.3	236.0

Segment operating income:
Printwear	364.4	209.4	155.0
Branded Apparel	78.4	32.8	45.6
Total segment operating income	442.8	242.2	200.6
Corporate and other(1)	(100.1)	(87.1)	(13.0)
Total operating income	342.7	155.1	187.6
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.
Certain minor rounding variances exist between the financial statements and this summary.

5.5.1 Printwear

5.5.1.1. Net sales
Printwear net sales were slightly above the Company’s guidance provided on August 1, 2013 of net sales of approximately $1.45 billion.

The increase in Printwear net sales in fiscal 2013 compared to fiscal 2012 was due to a 14% increase in unit sales volumes, in spite of capacity constraints particularly in the third quarter of fiscal 2013, which limited the Company’s ability to fully capitalize on seasonal peak demand. Printwear unit sales volume growth also reflected a 14% unit sales volume increase in international printwear markets and the impact of the acquisition of Anvil. These positive factors were partially offset by lower net selling prices.

5.5.1.2. Operating income
The significant improvement in Printwear operating income in fiscal 2013 compared to fiscal 2012 was attributable to lower cotton costs, higher unit sales volumes, the acquisition of Anvil and increased manufacturing efficiencies. These positive factors were partially offset by lower net selling prices and increased SG&A expenses due to increases in volume-driven distribution expenses, higher variable performance driven compensation and marketing expenses.

5.5.2 Branded Apparel

5.5.2.1 Net sales
Branded Apparel net sales were in line with the Company’s guidance provided on August 1, 2013 of net sales of slightly in excess of $700 million.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in Branded Apparel sales in fiscal 2013 compared to fiscal 2012 was due to increased sales of Gildan® branded underwear and activewear to retail customers and the Anvil acquisition, partially offset by slightly lower sales of socks primarily in the first half of the fiscal year and the Company’s strategy to exit certain retailer private label programs.

5.5.2.2 Operating income
The increase in Branded Apparel operating income in fiscal 2013 compared to fiscal 2012 was due to lower cotton costs, increased sales, including the acquisition of Anvil, and a higher-valued branded product-mix, partially offset by higher SG&A expenses driven primarily by increased marketing and advertising spend and higher variable compensation expenses.

5.6 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters, in accordance with IFRS. This quarterly information is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

				2013				2012
(in $ millions, except per share amounts)	Q4	Q3(1)	Q2	Q1(2)	Q4	Q3(3)	Q2	Q1

Net sales	626.2	614.3	523.0	420.8	561.7	600.2	482.6	303.8
Net earnings (loss)	96.8	115.8	72.3	35.3	89.0	78.6	26.9	(46.1)
Net earnings (loss) per share
Basic(4)	0.80	0.95	0.60	0.29	0.73	0.65	0.22	(0.38)
Diluted(4)	0.79	0.94	0.59	0.29	0.73	0.64	0.22	(0.38)
Total assets	2,043.7	2,028.0	2,004.2	1,921.7	1,896.4	1,939.2	1,854.5	1,806.8
Total long-term financial liabilities	-	125.0	214.0	177.0	181.0	306.0	333.0	305.0
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,555	121,446	121,365	121,455	121,473	121,527	121,518	121,434
Diluted	122,929	122,759	122,629	122,491	122,322	122,047	121,985	121,434
(1) Reflects the acquisition of New Buffalo from June 21, 2013.
(2) Reflects the acquisition of CanAm from October 29, 2012.
(3) Reflects the acquisition of Anvil from May 9, 2012.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which results in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the first quarter and highest in the third quarter of the fiscal year, reflecting the seasonality of the Printwear segment net sales, which have historically accounted for a majority of the Company’s consolidated net sales. Demand for T-shirts is lowest in the first fiscal quarter and highest in the third quarter of each fiscal year when distributors purchase inventory for the peak Summer selling season. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our Branded Apparel segment, sales are higher during the back-to-school period and the Christmas holiday selling season. Historically, our sales of the Branded Apparel segment have been highest in the fourth quarter.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the first half of the year.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 18

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the first quarter of fiscal 2012, the Company reported a net loss due to the impact of significantly higher cotton costs, abnormally high levels of seasonal distributor inventory destocking, a distributor inventory devaluation discount of $19 million, and a charge to cost of sales of approximately $9 million relating to extended holiday production downtime in December.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

The Company’s results in the first half and in part in the third quarter of fiscal 2012 were significantly negatively affected by the consumption of inventory manufactured with cotton purchased at historically high cotton price levels during the rise of cotton prices which occurred in fiscal 2011. In addition, the Company reduced selling prices for its printwear products in the first quarter of fiscal 2012, ahead of the consumption of this high-cost inventory. Consequently, gross margins were negatively impacted during this period relative to historical levels due to the misalignment of industry selling prices and the cost of cotton in inventories being consumed. Gross margins in the fourth quarter of fiscal 2012 reflected the return to more normal levels of historical profitability as industry selling prices and the cost of cotton in inventories consumed in the quarter were more closely aligned.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Anvil from May 9, 2012, the acquisition of the remaining 50% interest in CanAm from October 29, 2012 and the acquisition of New Buffalo from June 21, 2013. The acquisitions of CanAm and New Buffalo did not have a significant impact on our results.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results. The section entitled “Restructuring and acquisition-related costs” in this annual MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of this annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7 Fourth quarter results

(in $ millions, except per share amounts or otherwise indicated)	Q4-2013	Q4-2012	Variation

Net sales	626.2	561.7	64.5
Gross profit	176.9	160.2	16.7
Selling, general and administrative expenses	69.7	64.1	5.6
Operating income	106.1	86.7	19.4
EBITDA(1)	132.0	121.9	10.1
Net earnings	96.8	89.0	7.8
Adjusted net earnings(1)	102.0	94.9	7.1

Basic EPS	0.80	0.73	0.07
Diluted EPS	0.79	0.73	0.06
Adjusted diluted EPS(1)	0.83	0.78	0.05

Gross margin	28.2%	28.5%	(0.3) pp
Selling, general and administrative expenses as a percentage
of sales	11.1%	11.4%	(0.3) pp
Operating margin	16.9%	15.4%	1.5 pp
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(in $ millions)	Q4-2013	Q4-2012	Variation

Segmented net sales:
Printwear	423.9	376.8	47.1
Branded Apparel	202.2	184.8	17.4
Total net sales	626.1	561.6	64.5

Segment operating income:
Printwear	112.0	100.7	11.3
Branded Apparel	18.1	15.1	3.0
Total segment operating income	130.1	115.8	14.3
Corporate and other(1)	(23.9)	(29.1)	5.2
Total operating income	106.2	86.7	19.5
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.

Consolidated net sales for the fourth quarter of fiscal 2013 increased by 11.5%, reflecting increases of 12.5% in Printwear segment sales and 9.4% in the Branded Apparel segment sales. Consolidated net sales for the fourth quarter were in line with the Company’s guidance of net sales in excess of $600 million, provided on August 1, 2013. The growth in sales for the Printwear segment compared to the fourth quarter last year was due to an increase in unit sales volumes of 18.7% resulting from increased shipments in the U.S. printwear market, the non-recurrence of inventory destocking which occurred in the U.S. distributor channel in the fourth quarter of fiscal 2012 and a 37% increase in international sales volumes, partially offset by lower net selling prices compared to the fourth quarter of fiscal 2012. The growth in sales for the Branded Apparel segment was due to the impact of new Gildan® branded underwear and activewear programs for retail customers, as well as higher sock sales compared to the fourth quarter of last year, partially offset by the Company’s strategy to exit certain retailer private label programs.

The slight decline in consolidated gross margins in the fourth quarter of fiscal 2013 compared to the same period last year was due to the impact of lower net selling prices for Printwear which more than offset the positive impact of lower-cost cotton and increased supply chain and manufacturing efficiencies.

The increase in SG&A expenses continued to reflect increased marketing and advertising expenses and increased variable performance-driven compensation expenses. As a percentage of sales, SG&A declined slightly to 11.1% from 11.4% a year ago.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 20

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated operating income in the fourth quarter increased by 22.4% driven by increases of 11.2% and 19.7% in segment operating income for Printwear and Branded Apparel, respectively, as well as lower restructuring and acquisition related costs. The more favourable results for the Printwear segment were primarily due to unit sales volume growth and the lower cost of cotton, partially offset by lower net selling prices. The improved results for Branded Apparel were due to lower cotton costs, sales volume growth and a higher-valued branded product-mix.

The effective income tax rate in the fourth quarter was approximately 3% compared with an income tax recovery in the fourth quarter of fiscal 2012. The increase in the income tax rate was primarily due to the improved operating income for Branded Apparel.

Consolidated net earnings for the fourth quarter of fiscal 2013 were up 8.7% compared to the fourth quarter of fiscal 2012. Results for the fourth quarter of fiscal 2013 included a $4.7 million after-tax charge for the cost of unwinding interest rate swaps as described in Section 5.4.6 of this MD&A and $0.5 million after-tax restructuring and acquisition-related costs. Net earnings for the fourth quarter of fiscal 2012 included after-tax restructuring and acquisition-related costs of $5.9 million primarily related to the write-down of real estate assets held for divestiture and severance costs resulting from the integration of acquisitions. Before reflecting these items in both years, adjusted net earnings for the fourth quarter of fiscal 2013 were up 7.5% compared to the fourth quarter of fiscal 2012 mainly due to the improved operating income performance of the Printwear and Branded Apparel segments, partially offset by higher income tax expenses.

The Company’s adjusted EPS of $0.83 for the fourth quarter of fiscal 2013 were in line with the high end of the Company’s adjusted EPS guidance range of $0.81-$0.84 provided on August 1, 2013, when it reported its third quarter results.

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities
	September 29,	September 30,
(in $ millions)	2013	2012	Variation

Cash and cash equivalents	97.4	70.4	27.0
Trade accounts receivable	255.0	257.6	(2.6)
Income taxes receivable	0.7	0.4	0.3
Inventories	595.8	553.1	42.7
Prepaid expenses and deposits	15.0	14.5	0.5
Assets held for sale	5.8	8.0	(2.2)
Other current assets	11.0	8.7	2.3
Accounts payable and accrued liabilities	(289.4)	(256.4)	(33.0)
Total working capital	691.3	656.3	35.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 The decrease in trade accounts receivable (which are net of accrued sales discounts) was due primarily to a decrease in the number of days’ sales outstanding, partially offset by the impact of higher sales in the fourth quarter compared to the same period of fiscal 2012.

•	The increase in inventories was mainly due to a planned increase in activewear inventory volumes to service projected demand.

•
 Assets held for sale include property, plant and equipment primarily relating to closed facilities. The decrease in assets held for sale was due to the disposal and write-down of certain properties related to facilities in the U.S. that were closed in prior years. Total cash proceeds of $2.0 million were realized on the disposal of closed facilities.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The increase in accounts payable and accrued liabilities was mainly due to higher yarn purchase volumes, as well as higher accruals for variable performance-driven compensation.

•
 Working capital was $691.3 million as at September 29, 2013 compared to $656.3 million as at September 30, 2012. The current ratio at the end of fiscal 2013 was 3.4 compared to 3.6 at the end of fiscal 2012.

.
6.2 Property, plant and equipment, intangible assets and goodwill
	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, September 30, 2012	552.4	260.0	143.8
Net capital additions	168.1	4.3	-
Additions through business acquisitions	14.4	-	6.3
Depreciation and amortization	(79.1)	(16.8)	-
Balance, September 29, 2013	655.8	247.5	150.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 Capital additions included expenditures primarily for the development of our new yarn-spinning facility for the production of ring-spun yarn, the upgrading of the two existing yarn-spinning facilities, the expansion of sewing and distribution capacity, expenditures for our Rio Nance 1 and Rio Nance 5 textile facilities in Honduras, the upgrading of equipment at the former Anvil facility, investments in biomass projects, as well as the purchase of the Company’s corporate aircraft which was previously under an operating lease. Capital expenditures for fiscal 2013 were slightly below the Company’s previous projection of approximately $175 million provided on August 1, 2013 due to the later timing of the delivery of new equipment.

•
 Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements and computer software. The decrease of $12.5 million reflects amortization of $16.8 million, partially offset by the addition of $4.3 million of computer software.

•	The increase in goodwill is due to the goodwill recorded in connection with the acquisitions of CanAm and New Buffalo.
.
6.3 Other non-current assets and non-current liabilities
	September 29,	September 30,
(in $ millions)	2013	2012	Variation

Investment in joint venture	-	12.1	(12.1)
Deferred income taxes	1.4	4.5	(3.1)
Other non-current assets	8.0	11.0	(3.0)

Long-term debt	-	181.0	(181.0)
Employee benefit obligations	18.5	19.6	(1.1)
Provisions	16.3	13.0	3.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 The accounting for the acquisition of the remaining 50% interest in CanAm effectively resulted in the disposal of the Company’s investment in the joint venture, which was previously accounted for using the equity method, and the inclusion of 100% of the assets acquired and liabilities assumed of CanAm in the consolidated statement of financial position of the Company, including the recognition of $2.3 million of goodwill as described in note 5 to the 2013 audited annual consolidated financial statements.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 22

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The decrease in other non-current assets is mainly due to the utilization of advance lease payments in connection with the purchase of the Company’s corporate aircraft.

•
 Employee benefit obligations include liabilities related to the Company’s defined benefit plans, which consists primarily of $10.9 million (September 30, 2012 - $12.2 million) related to the Company’s statutory severance obligation for its active employees located in the Caribbean Basin and Central America, and $5.8 million (September 30, 2012 - $5.9 million) related to the pension liability assumed in connection with the acquisition of Gold Toe in fiscal 2011. The Company’s plan for termination of the Gold Toe retirement plan was approved in the fourth quarter of fiscal 2013, and the final wind-up is expected to take place in fiscal 2014.

•	The increase in provisions is due primarily to a provision of $2.5 million related to lease exit costs incurred in connection with the integration of the acquisition of Anvil.

•	See the section entitled “Liquidity and capital resources” in this annual MD&A for the discussion on long-term debt.

Total assets were $2,043.7 million as at September 29, 2013, compared to $1,896.4 million at the end of the previous year.

7.0	CASH FLOWS

7.1 Cash flows from operating activities
(in $ millions)	2013	2012	Variation

Net earnings	320.2	148.5	171.7
Adjustments to reconcile net earnings to cash flows from
operating activities(1)	109.0	94.2	14.8
Changes in non-cash working capital balances	(2.0)	(23.1)	21.1
Cash flows from operating activities	427.2	219.6	207.6
(1) Includes $95.3 million (2012 - $94.6 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in operating cash flows of $207.6 million was primarily due to the increase in net earnings and a lower increase in non-cash working capital balances compared with fiscal 2012.

•
 The $2.0 million change in non-cash working capital balances for fiscal 2013 was due primarily to increases in activewear inventory levels, largely offset by the increase in accounts payable and accrued liabilities, as noted in the “Financial condition” section of this annual MD&A.

•
 For fiscal 2012, the increase in non-cash working capital was mainly due to increases in trade accounts receivable. Decreases in both inventories and accounts payable and accrued liabilities during fiscal 2012 were largely offsetting, and were mainly due to the impact of declining cotton costs.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.2 Cash flows used in investing activities
(in $ millions)	2013	2012	Variation

Purchase of property, plant and equipment	(162.6)	(71.3)	(91.3)
Purchase of intangible assets	(4.3)	(5.4)	1.1
Business acquisitions	(8.0)	(87.4)	79.4
Proceeds on disposal of assets held for sale and
property, plant and equipment	2.8	0.6	2.2
Dividend received form investment in joint venture	-	1.5	(1.5)
Cash flows used in investing activities	(172.1)	(162.0)	(10.1)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in cash flows used in investing activities was due to higher capital spending in fiscal 2013, offset by less cash used for business acquisitions.

•
 Capital expenditures during fiscal 2013 are described in section 6.2 of this annual MD&A, and our planned capital expenditures for the next fiscal year are discussed under the “Liquidity and capital resources” section.

7.3 Free cash flow
(in $ millions)	2013	2012	Variation

Cash flows from operating activities	427.2	219.6	207.6
Cash flows used in investing activities	(172.1)	(162.0)	(10.1)
Adjustment for:
Business acquisitions	8.0	87.4	(79.4)
Free cash flow(1)	263.1	145.0	118.1
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	The increase in free cash flow in fiscal 2013 was due to the higher operating cash flows as noted above, partially offset by higher capital spending.

•
 Free cash flow for fiscal 2013 exceeded the Company’s previous estimate of free cash flow of approximately $225 million provided on August 1, 2013 primarily as a result of the lower than anticipated working capital requirements and capital expenditures.

7.4 Cash flows used in financing activities
(in $ millions)	2013	2012	Variation

Decrease in amounts drawn under revolving long-term
bank credit facility	(181.0)	(28.0)	(153.0)
Dividends paid	(43.7)	(36.6)	(7.1)
Proceeds from the issuance of shares	6.0	1.5	4.5
Share repurchases for future settlement of non-Treasury RSUs	(9.6)	(6.0)	(3.6)
Cash flows used in financing activities	(228.3)	(69.1)	(159.2)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
 Cash flows used in financing activities in fiscal 2013 reflected a net reduction of amounts drawn on our revolving long-term bank credit facility as a result of using the free cash flow we generated, in excess of dividends paid.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 24

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
 The Company paid an aggregate of $43.7 million of dividends during fiscal 2013 for dividends declared in November 2012, February 2013, May 2013, and August 2013. The increase in dividends paid was as a result of a 20% increase in the amount of the quarterly dividend for fiscal 2013, approved on November 28, 2012.

•
 During fiscal 2013, the Company directed a trustee to purchase $9.6 million of its common shares on the open market to be held in trust and used for the future settlement of non-Treasury restricted share units, compared to $6.0 million for the same period last year.

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness (cash in excess of total indebtedness)

In recent years, we have funded our operations and capital requirements with cash generated from operations. We have a committed unsecured revolving long-term bank credit facility of $800 million, which has been periodically utilized. Our primary uses of funds are to finance seasonal peak working capital requirements, capital expenditures, payment of dividends and business acquisitions, including our acquisitions of New Buffalo in June 2013, CanAm in October 2012, Anvil in May 2012, and Gold Toe in April 2011.

In November 2012, we amended the revolving long-term bank credit facility to extend the maturity date from June 2016 to January 2018. As a result of the amendment, the facility now provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a reduced spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). The amendment also provides for a reduction in undrawn pricing. There were no amounts drawn under the facility as at September 29, 2013 (September 30, 2012 - $181.0 million) and the effective interest rate for fiscal 2013 was 2.4% (2012 - 2.2%), including the cash impact of interest rate swaps. In addition, an amount of $7.4 million (September 30, 2012 - $6.0 million) has been committed against this facility to cover various letters of credit as described in note 24 to the 2013 audited annual consolidated financial statements. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at September 29, 2013.

(in $ millions)	September 29, 2013	September 30, 2012

Long-term debt and total indebtedness(1)	-	181.0
Cash and cash equivalents	(97.4)	(70.4)
(Cash in excess of total indebtedness) net indebtedness (1)	(97.4)	110.6
(1) See section 18.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

We ended the year with no total indebtedness as the excess of free cash flows over dividend payments was used to repay borrowings on our revolving long-term bank credit facility. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents as described under the section entitled “Definition and reconciliation of non-GAAP financial measures” in this annual MD&A.

As disclosed in note 11 to the 2013 audited annual consolidated financial statements, the Company is required to comply with certain covenants, including maintenance of a net debt to trailing twelve months EBITDA ratio below 3.0:1, although the long-term bank credit facility agreement provides that this limit may be exceeded in the short term under certain circumstances, as well as an interest coverage ratio of at least 3.5:1. EBITDA is defined under the credit facility agreement as net earnings before interest, income taxes,

GILDAN 2013 REPORT TO SHAREHOLDERS P. 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

depreciation and amortization, with adjustments for certain non-recurring items. As at September 29, 2013, the Company was in compliance with all covenants.

The Company is projecting $300-$350 million in capital expenditures in fiscal 2014, including approximately $150 million for its previously announced investments in yarn-spinning, as well as expenditures for the continuing ramp-up of Rio Nance I, the initial investment in a new textile manufacturing facility, the modernization of the former Anvil manufacturing facility in Honduras, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras. These major capital investments are expected to provide new production capacity to support the Company’s sales growth opportunities in all of its target markets. In addition, they are anticipated to further reinforce its position as a global low-cost producer by generating manufacturing cost reductions in fiscal 2015-2017 and further differentiate the Company’s branded product offering in both Printwear and Branded Apparel.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 31, 2013 there were 121,918,353 common shares issued and outstanding along with 1,211,293 stock options and 772,206 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.3 Declaration of dividend

During fiscal 2013, the Company paid dividends of $43.7 million. On November 20, 2013, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.108 per share for an expected aggregate payment of $13.2 million which will be paid on January 6, 2014 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on December 12, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.4 Normal course issuer bid

In December 2011, the Company implemented a normal course issuer bid (NCIB) to repurchase for cancellation up to one million outstanding common shares of the Company on the TSX and the NYSE

GILDAN 2013 REPORT TO SHAREHOLDERS P. 26

MANAGEMENT’S DISCUSSION AND ANALYSIS

representing approximately 0.8% of its issued and outstanding common shares, in accordance with the requirements of the TSX. The Company did not renew the NCIB which expired on December 5, 2012. During fiscal 2013, there were no repurchases under the NCIB.

9.0	LEGAL PROCEEDINGS

9.1	Claims and litigation

On October 12, 2012, Russell Brands, LLC, an affiliate of Fruit of the Loom, filed a lawsuit against the Company in the United States District Court of the Western District of Kentucky at Bowling Green, alleging trademark infringement and unfair competition and seeking injunctive relief and unspecified money damages. The litigation concerned labelling errors on certain inventory products shipped by Gildan to one of its customers. Upon being made aware of the error, the Company took immediate action to retrieve the disputed products. During the second quarter of fiscal 2013, the Company agreed to resolve the litigation by consenting to the entry of a final judgment providing for, among other things, the payment of $1.1 million.

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2014 is contained in our fourth quarter earnings results press release dated November 21, 2013 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0	FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in note 15 to the 2013 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2013 audited annual consolidated financial statements.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes.

11.1 Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors within the Printwear segment and mass-market and other retailers within the Branded Apparel segment. As at September 29, 2013, the Company’s ten largest trade

GILDAN 2013 REPORT TO SHAREHOLDERS P. 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

debtors accounted for 53% of trade accounts receivable, of which one wholesale customer within the Printwear segment accounted for 12% and one mass-market retailer within the Branded Apparel segment also accounted for 12%. Of the Company’s top ten trade debtors, six are in the Printwear segment, four are in the Branded Apparel segment and nine are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and the Asia-Pacific region.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding four months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the Printwear segment are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s customers in the Branded Apparel segment varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Christ Church, Barbados and Charleston, SC. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade receivables by geographic area and operating segment was as follows as at:

(in $ millions)	September 29, 2013	September 30, 2012

Trade accounts receivable by geographic area:
United States	224.7	234.5
Canada	5.8	5.1
Europe and other	24.5	18.0
Total trade accounts receivable	255.0	257.6

Trade accounts receivable by operating segment:
Printwear	134.8	142.5
Branded Apparel	120.2	115.1
Total trade accounts receivable	255.0	257.6

GILDAN 2013 REPORT TO SHAREHOLDERS P. 28

MANAGEMENT’S DISCUSSION AND ANALYSIS

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	September 29, 2013	September 30, 2012

Not past due	228.6	223.6
Past due 0-30 days	24.1	32.9
Past due 31-60 days	3.0	3.0
Past due 61-120 days	2.7	1.2
Past due over 121 days	0.3	1.4
Trade accounts receivable	258.7	262.1
Less allowance for doubtful accounts	(3.7)	(4.5)
Total trade accounts receivable	255.0	257.6

11.2 Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving long-term bank credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our revolving long-term bank credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 25 to the 2013 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at September 29, 2013.

	Carrying	Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	289.4	289.4	289.4	-	-	-
Purchase obligations	-	150.8	150.8	-	-	-
Operating leases and other
obligations	-	118.3	28.4	74.5	10.2	5.2
Total contractual obligations	289.4	558.5	468.6	74.5	10.2	5.2

As disclosed in note 24 to our 2013 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at September 29, 2013, the maximum potential liability under these guarantees was $27.0 million, of

GILDAN 2013 REPORT TO SHAREHOLDERS P. 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

which $5.5 million was for surety bonds and $21.5 million was for financial guarantees and standby letters of credit.

11.2.2 Derivative financial instruments
The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates, and commodity prices. Derivative financial instruments are not used for speculative purposes. As at September 29, 2013, the Company’s outstanding derivative financial instruments were primarily related to forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. Please refer to note 15 to the 2013 audited annual consolidated financial statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at September 29, 2013.

Prior to October 1, 2012, the interest rate swap contracts in effect were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 were recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments were still expected to occur throughout the year, the cumulative loss in accumulated other comprehensive income was drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occurred. During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments are no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

11.3 Foreign currency risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States, certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso and the Swiss franc exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statements of earnings and comprehensive income and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statements of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras and Dominican Pesos. Should there be a significant change in the Lempira to U.S. dollar exchange rate, or the Peso to U.S. dollar exchange rate in the future, such change may have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows, and from time-to-time will authorize

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the use of derivative financial instruments such as forward foreign exchange contracts, to economically hedge a portion of foreign currency cash flows, with maturities of up to three years. The Company had forward foreign exchange contracts outstanding as at September 29, 2013 consisting primarily of contracts to sell or buy Euros, Pounds sterling, Canadian dollars, and Swiss francs in exchange for U.S. dollars. These outstanding contracts and other foreign exchange contracts that were settled during fiscal 2013 were designated as cash flow hedges and qualified for hedge accounting. We refer the reader to note 15 to the 2013 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at September 29, 2013 arising from financial instruments:

			September 29, 2013
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD

Cash and cash equivalents	1.3	3.6	3.6	0.7	0.3
Trade accounts receivable	5.3	5.4	4.2	7.6	3.4
Accounts payable and accrued liabilities	(34.5)	(4.9)	(0.5)	(0.1)	-

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings and other comprehensive income as follows, assuming that all other variables remained constant:

For the year ended September 29, 2013
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD

Impact on net earnings before income taxes	1.4	(0.2)	(0.4)	(0.4)	(0.2)
Impact on other comprehensive income before income taxes	(0.7)	1.2	2.0	-	-

An assumed 5 percent weakening of the U.S. dollar during the year ended September 29, 2013 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibres. The Company purchases cotton from third party merchants and cotton-based yarn from third party yarn manufacturers. The Company assumes the risk of cotton price fluctuations for these yarn purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases in order to reduce the effects of fluctuations in the cost of cotton used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $4.5 million, based on estimated production levels for fiscal 2014.

In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, including the raw materials we use to manufacture our products such as polyester fibers, chemicals, dyestuffs and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including market-traded cotton futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts

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would be accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. At the end of fiscal 2013 and 2012, the Company had no significant cotton related derivative financial instruments outstanding.

11.5 Interest rate risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term bank credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on this facility and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During fiscal 2013, the Company had interest rate swap contracts outstanding to fix the variable interest rates on the designated interest payments of a portion of the borrowings under the revolving long-term bank credit facility. We refer the reader to section 11.2.2 of this MD&A, and note 15 to the 2013 audited annual consolidated financial statements for details of the interest rate swap contracts and the impact of discontinuing hedge accounting during fiscal 2013.

Based on the value of interest-bearing financial instruments during the year ended September 29, 2013, an assumed 0.5 percentage point increase in interest rates during such period would have decreased net earnings before income taxes by $0.9 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on net earnings before income taxes, assuming that all other variables remain constant.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2013 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations

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involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, capital expenditures, cash flows and the selection of an appropriate discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected expenditures which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company applied the same accounting policies in the preparation of its 2013 audited annual consolidated financial statements as those applied in its 2012 audited annual consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

A number of new accounting standards, and amendments to accounting standards and interpretations, have been issued but are not yet effective for the year ended September 29, 2013. Accordingly, these standards have not been applied in preparing the audited annual consolidated financial statements. The new standards include:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will

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increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. The effective date for IFRS 9 has yet to be determined. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Consolidation
In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation - Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Joint arrangements
In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in joint ventures. IFRS 11 will be effective for the Company’s fiscal year beginning on September 30, 2013. The Company does not expect that the adoption of this standard will have a significant impact in its consolidated financial statements.

Disclosure of interests in other entities
In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Fair value measurement
In May 2011, the IASB released IFRS 13, Fair value measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

Employee benefits
In June 2011, the IASB amended IAS 19, Employee Benefits. Amongst other changes, the amendments require entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The amendments to IAS 19 will be effective for the Company’s fiscal year beginning on September 30, 2013. The adoption of this standard will result in additional disclosures, but it is not expected to have a significant impact on recognition or measurement in the Company’s consolidated financial statements.

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14.0	RELATED PARTY TRANSACTIONS

Prior to the acquisition of the remaining 50% interest of CanAm on October 29, 2012, we purchased a portion of our yarn requirements from CanAm, which was a jointly-controlled entity over which the Company exercised joint control. The purchase of yarn from CanAm was in the normal course of operations and was measured at the exchange amounts, which is the amount of consideration established and agreed to by the related parties. For fiscal 2013, total purchases of yarn from CanAm were $1.4 million compared to $126.1 million in fiscal 2012.

15.0	DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at September 29, 2013. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

16.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

16.1 Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at September 29, 2013, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of that date.

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16.2 Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at September 29, 2013.

16.3 Changes in internal control over financial reporting

There have been no changes during fiscal 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

17.0	RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this annual MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

Our ability to implement our strategies and plans

The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4 of this MD&A. We may not be able to successfully implement our growth strategy in the future. We may not be successful in increasing our penetration in the North American and international markets as success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. In addition, we may not be successful in further developing our company-owned brands and obtaining and successfully introducing new programs in the U.S. retail channel, including increasing our sales of underwear and activewear to retailers, or achieving targeted levels of profitability in our Branded Apparel segment. Failure to successfully develop new business in new market channels or new geographical markets may limit our opportunities for growth. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our current textile and sock production or supply chain or delay the ramp-up of new facilities. In addition, we may not be successful in adding new low-cost capacity to support our planned sales growth, in executing on furthering our vertical integration into yarn-spinning, or in achieving targeted manufacturing and distribution cost reductions. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively

The markets for our products are highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which has allowed us to operate efficiently and reduce costs, offer competitive pricing, and a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure, and remain competitive in the areas of price, quality, service, and marketing. In addition, there can be no assurance that the level and intensity of competition will not increase, or that competitors will not improve their competitive position relative to Gildan’s. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer

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orders or shelf space, lower prices, the need for customer price incentives and other forms of marketing support to our customers, all of which could have an adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions.

Our ability to integrate acquisitions

The Company’s strategic opportunities include the potential reinvestment of cash into complementary acquisitions that could support, strengthen or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated and result in significant additional costs and/or operational issues, all of which could adversely affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

Adverse changes in general economic conditions

Although we manufacture basic, non-fashion, continuous replenishment products used by consumers in a wide variety of applications, general economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management”.

Our reliance on a small number of significant customers

We rely on a small number of customers for a significant portion of our total sales. In fiscal 2013 our largest and second largest customers accounted for 17.9% and 11.3% (2012 – 14.8% and 12.0%) of total sales respectively, and our top ten customers accounted for 57.5% (2012 – 58.1%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be adversely affected should one or more of the following events occur:
•
 a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service and other costs;
•	further industry consolidation leads to greater customer concentration and competition; and
•	a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our ability to anticipate evolving consumer preferences and trends

While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic, non-fashion apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand

Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

Fluctuations and volatility in the price of raw materials used to manufacture our products

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this annual MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton and cotton yarn purchases and reduce the effect of price fluctuations in the cost of cotton used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton price increases but would not be able to benefit from cotton price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or have not made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against cotton price increases, but will be in a position to benefit from any cotton price decreases. A significant increase in raw material costs, particularly cotton costs, could have a material adverse effect on our business, results of operations and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases adversely impact demand for the Company’s products. In addition, when the Company fixes its cotton costs for future delivery periods and the cost of cotton subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could adversely impact the Company’s results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our dependence on key suppliers

Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton and polycotton yarns primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and other licensed brands are purchased from a number of third party suppliers. Our business, financial condition or results of operations could be adversely affected if there is a significant change in our relationship with any of our principal suppliers of yarn or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can adversely affect our business, financial condition or results of operations.

Climate, political, social and economic risks in the countries in which we operate or from which we source production

The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations”. We also purchase significant volumes of socks from third party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, materially increase our cost of sales and other operating expenses, result in material asset losses, or require additional capital expenditures to be incurred:
•	fires, pandemics, extraordinary weather conditions or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons and earthquakes;
•	political instability, social and labour unrest, war or terrorism;
•	disruptions in shipping and freight forwarding services; and
•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits or policy exclusions. Any occurrence not fully covered by insurance could have an adverse effect on our business.

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations

As a multinational corporation, we are affected by international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source and sell products. Although the textile and apparel industries of developed countries such as Canada, the United States and the European Union have historically received a relatively higher degree of trade protection than other industries, trade liberalization has diminished this protection in recent years. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to leverage the benefits of a number of trade liberalization measures, providing us duty free access to many of our markets. Such measures are advantageous because of the otherwise generally high duty rates that apply to apparel products in many countries. The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market, including the Caribbean Basin Trade Partnership Act, the Dominican Republic – Central America – United States Free Trade Agreement (CAFTA-DR) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE). The Company relies on similar arrangements to access the European Union, Canada and other

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MANAGEMENT’S DISCUSSION AND ANALYSIS

markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Most trade agreements provide for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

In 2012, the United States implemented free trade agreements with South Korea, Colombia and Panama and has also continued free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (TPP). Countries participating in the TPP negotiations at this time are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan and Vietnam. The United States’ entry into new free trade agreements may negatively affect our competitive position in the United States. Overall, new agreements or arrangements that further liberalize access to our key developed country markets could potentially impact our competiveness in those markets negatively. The likelihood that any such agreements, measures or programs will be adopted, modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

In addition, the Company is subject to customs audits and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Factors or circumstances that could increase our effective income tax rate

The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial condition, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and export processing zones and income tax treaties; changes in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; and, changes in the mix of profits between operating segments or other factors.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which could also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at September 29, 2013, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $40 million.

Compliance with environmental, health and safety regulations

We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and environmental management system, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery and treatment. Although we believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined. During fiscal 2013, Gildan was notified that a Gold Toe Moretz subsidiary has been identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup or to reasonably estimate Gildan’s share of liability for any such costs, if any.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2013, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company's capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material impact on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business.

Our significant reliance on our information systems for our business operations

We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are in the process of upgrading our ERP system to the current release. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches, disasters or other causes, or in connection with the implementation of the upgrade to our ERP system. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could have a material adverse effect on our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Adverse changes in third party licensing arrangements and licensed brands

A number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, adversely affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal and other termination costs. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be adversely affected.

Our ability to protect our intellectual property rights

Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate or otherwise violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could adversely affect our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could adversely affect our business, financial condition, results of operations and cash flows.

Changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ approximately 34,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The vast majority of our employees

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MANAGEMENT’S DISCUSSION AND ANALYSIS

are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations and, with the acquisition of Anvil on May 9, 2012, we are now a party to collective bargaining agreements at our Anvil sewing facilities in Honduras and Nicaragua. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.

Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices

We are committed to ensuring that all of our operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could harm our reputation and result in a loss of sales.

Our dependence on key management and our ability to attract and/or retain key personnel

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and other personnel. We may not be able to attract or retain these employees, which could adversely affect our business.

Product safety regulation

We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Federal Hazardous Substances Act, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. As of December 31, 2011, the Consumer Product Safety Commission (CPSC) lifted its stay of enforcement with respect to phthalate testing and certification, and is actively enforcing all of the requirements listed above. In addition, we are also subject to similar laws and regulations in the various individual states in which our products are sold.

In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act (HPA) and the Canada Consumer Product Safety Act (CCPSA). The CCPSA came into force

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MANAGEMENT’S DISCUSSION AND ANALYSIS

on June 20, 2011. It is aimed at emphasizing industry's responsibility to provide safe products, strengthening enforcement authorities, providing more and better information for the public, improving the safety of imported products, ensuring better record keeping, and instituting mandatory reporting. Regulations currently in place under the HPA will be incorporated into the CCPSA or, where necessary because of structural differences between the two statutes, replaced by new CCPSA regulations. For example, the CCPSA’s Children’s Sleepwear Regulations replaced the HPA’s Hazardous Products (Children's Sleepwear) Regulations. The CCPSA also provides for new regulations, such as the textile flammability regulations. As under U.S. laws, surface coatings and phthalates are also regulated under the CCPSA.

In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

Litigation and/or regulatory actions

Our business involves the risk of legal and regulatory actions regarding such matters as product liability, employment practices, patent and trademark infringement, bankruptcies and other claims. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss against these claims or other remedies such as product recalls, which could adversely affect our financial condition and results of operations.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a significant adverse impact on Gildan’s results.

Data security and privacy breaches

Our business involves the regular collection and use of sensitive and confidential information regarding customers and employees. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, despite the security measures we have in place, any actual or perceived information security breach, whether due to "cyber attack", computer viruses or human error, could lead to damage to our reputation and a resulting material adverse effect on our financial condition and results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

18.0           DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. In fiscal 2013, we amended our definition of adjusted net earnings and adjusted diluted EPS as described below. This change did not affect these measures for prior years. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. In fiscal 2013, adjusted net earnings also excludes the recognition of a deferred hedging loss on interest rate swaps that were unwound in the fourth quarter of fiscal 2013, as described under the heading entitled “Financial expenses, net” in section 5.4.6 and in section 11.2.2 entitled “Derivative financial instruments” of this MD&A. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q4-2013	Q4-2012	2013	2012

Net earnings	96.8	89.0	320.2	148.5
Adjustments for:
Restructuring and acquisition-related costs	1.1	9.4	8.8	15.0
Recognition of deferred hedging loss on interest rate swaps	4.7	-	4.7	-
Income tax recovery on restructuring and acquisition-related
costs	(0.6)	(3.5)	(3.4)	(6.2)
Adjusted net earnings	102.0	94.9	330.3	157.3
Basic EPS	0.80	0.73	2.64	1.22
Diluted EPS	0.79	0.73	2.61	1.22
Adjusted diluted EPS	0.83	0.78	2.69	1.29
Certain minor rounding variances exist between the consolidated financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	Q4-2013	Q4-2012	2013	2012

Net earnings	96.8	89.0	320.2	148.5
Restructuring and acquisition-related costs	1.1	9.4	8.8	15.0
Depreciation and amortization	24.7	25.9	95.3	94.6
Financial expenses, net	6.7	3.1	12.0	11.6
Income tax expense (recovery)	2.7	(4.7)	10.5	(4.3)
Equity earnings in investment in joint venture	-	(0.8)	-	(0.6)
EBITDA	132.0	121.9	446.8	264.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2013	2012

Cash flows from operating activities	427.2	219.6
Cash flows used in investing activities	(172.1)	(162.0)
Adjustment for:
Business acquisitions	8.0	87.4
Free cash flow	263.1	145.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness (cash in excess of total indebtedness)

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

	September 29,	September 30,
(in $ millions)	2013	2012

Long-term debt and total indebtedness	-	181.0
Cash and cash equivalents	(97.4)	(70.4)
(Cash in excess of total indebtedness) net indebtedness	(97.4)	110.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2013 REPORT TO SHAREHOLDERS P. 47